Wind Harvest

980 9th St. Floor 16
Sacramento, CA 95814
www.windharvest.com

Kevin Wolf, CEO
530-758-4211
kwolf@windharvest.com



MANAGEMENT TEAM

Kevin Wolf, President and CEO
Cornelius Fitzgerald, Director of Finance and Strategy
Jeff Willis, Engineering Management

INDUSTRY

Wind and renewable energy

CURRENT INVESTORS

130 Individuals

FUNDING TO DATE

Total previously invested--
$10+ million

FINANCING SOUGHT

$3,000,000 with a Regulation CF and 506(c) offering. See https://wefunder.com/windharvest

USE OF PROCEEDS

Complete technology commercialization and develop projects. Prepare for and increase the company's valuation in a $30-$50M Series B round in summer 2021.

BANK

JP Morgan Chase, New York

LAW FIRM

K&L Gates, Palo Alto, CA

ACCOUNTING FIRM

Little Fish Accounting, Washington D.C.
Outside Financial Review: 2018-2019

PROJECT PARTNERS

Abbey Ecosse LTD, London, UK
AltaTerra Energy LLC, San Diego CA
Clean Energy Holdings, San Anselmo, CA
One Town at a Time, Wrightwood, CA

COMPANY DESCRIPTION

Wind Harvest makes and sells a unique wind turbine for a large untapped renewable resource.

Our engineers design, oversee the manufacturing of, and fully support this near-ground technology.

Our scientists test how *Wind Harvesters* can increase the energy output of tall turbines, and be safe for wildlife.

We find and support licensees that help sell our products and develop projects. We develop, finance and own projects that buy our turbines.

Our CEO has a passion to bring our turbines to the world reduce the pressure to dam rivers and spew pollutants from fossil fuels. He has the skills and determination to see it done.

Our Director of Finance and Strategy is also a cofounder of Clean Energy Holdings which is advancing large projects that would buy *Wind Harvesters*.

Our senior engineer has 40 years of experience in the wind industry. Our v3.1 lead engineer has everything lined up to complete Technology Readiness Level 7 (pilot project) at UL's Advanced Wind Turbine Testing Facility in Texas in June of 2021.

The Company has developed *the first* wind farm-scale H-type turbine that can operate well in highly turbulent and energetic near-ground wind conditions.

The *Wind Harvester's* 40-60+ year life expectancy and lower maintenance cost can result in lower cost energy than from large, tall turbines.

In addition to the markup made on each sale, Wind Harvest makes long-term revenue from extended warranties and O&M packages, sale of energy from the projects it will own, licensing of patents and regional sales, and more.

TARGET MARKETS

The best time to enter a market is when there isn't any competition and customers will realize significant profits by purchasing the new technology.

Wind projects with good to excellent wind resources and/or high priced Power Purchase Agreements is Wind Harvest's low-hanging fruit. Each of our 2021-22 projects opens 10 to 100X in additional sales in that market niche or region.

For example, the four turbine RD&D project expected to be installed at the Simpson Ridge Wind Farm in Wyoming in 2021 would precede a 375-turbine sale to the project in 2023. *The understories of existing wind farms are an estimated **$250 billion** market that should double by 2030.*

The 16-turbine wind-solar-storage project we are developing near the famous Solano Wind Resource Area in California would precede a 60-80 turbine pilot project in one of the nearby wind farms in 2023. That could precede 15,000 turbines sold in the next decade in that just that one part of the state. There are places like this all over the world where strong near-ground winds are presently wasted.

Our project in Barbados with a leading farm family there would provide on-site energy and be eligible for a $0.19/kWh Feed In Tariff PPA. This project and some others will develop the environmental, cultural and economic information needed for the cumulative impact analysis of a 100 MW *Wind Harvester*-desalination installation in 2024.

The Frost Peak Project would help open up telecommunication towers on wind mountain tops to make use of wind energy to power their batteries and provide excess energy down their existing transmission line. This is a multi-billion niche market.



COMPETITION

Our primary competition is not yet here. Few companies are working in this space and none that we know of have brought a full-scale commercial turbine designed for the turbulent wind conditions in the near-ground market. Our competition is expected to come from the major existing large propeller-type turbine manufacturers such as Vestas and GE. They will want a slice of this new, 200,000+ MW market.

Wind Harvest's strategic advantages are:
1. Its full-scale prototype (v3.0) provided data that validated the company's proprietary aeroelastic models.

2. The patents it will file with its v3.2 turbine will make it difficult for competitors to build rugged, low cost H-type turbines like *Wind Harvesters* without licensing those patents from Wind Harvest.

3. It has projects in development that will buy its turbines. The company's project pipeline could exceed $100 million in sales in 2023. Competitors will need to secure permits and PPAs before they can build pilot projects.

4. Because all of *Wind Harvester* components are relatively simple and can be made by numerous suppliers in many countries, Wind Harvest won't need to invest in manufacturing facilities and can use supplier competition to keep prices low.

5. Competitors will need to go through the same prototype development steps and computer model validation. This is a multi-year process.

RECENT MILESTONES

- Version 1.0 – 2013-14, Finland
- Version 2.0 - 2013-14, Finland
- Version 3.0 - 2015-16, Denmark
- Aeroelastic model validation - 2016
- Version 3.1 design completed - 2019
- Version 3.2 design conceptualized - 2019

Wind Harvester v3.0 - Nordic Folkecenter, DK



P&L - Income Statement (in $M)	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026
# Units Sold (70kW equivalent)	0	25	186	1,019	5,514	15,829	43,743
MWs Sold	0	2	13	71	386	1,108	3,062
Revenue (in $M)	0.0	5.5	35	163	878	2,242	6,197
Manufacturing CoGS	0.0	(4.1)	(27.2)	(133)	(717)	(1,899)	(5,249)
Gross Margin	0.0	1.4	7.8	30	161	343	948
Profit on Service contracts	0	0.0	0.1	0.5	2.7	7	19
License Income to Wind Harvest	0.0	1.1	6.2	23.6	129	274	758
Revenue from WH Owned Projects	0.0	0.2	1.3	5.5	12.4	16	16
Sales, Gen & Admin Costs	(2.0)	(4.9)	(5.9)	(8.8)	(14.0)	(19.4)	(32.2)
EBITDA	(2.0)	(3.6)	1.7	20.9	130.1	278	761
Dep & Amort							
EBIT	(2.0)	(3.6)	1.7	20.9	130	278	761
Payments on loans from WHPP	(0.18)	(0.28)	(0.28)	(0.28)	(0.28)	(0.28)	(3.28)
Income before Taxes	(2.1)	(3.9)	1.5	20.6	129.8	277.6	758
Taxes (loss carried ends yr 4)				(5)	(32)	(69)	(190)
Net Income	**(2.1)**	**(3.9)**	**1.5**	**15.5**	**97.4**	**208.2**	**569**
Retained Earnings	*(2.1)*	*(6.1)*	*(4.6)*	*10.9*	*108.2*	*316.4*	*885*